July 26, 2011

ATTORNEYS AT LAW

321 North Clark Street, Suite 2800

Chicago, IL 60654-5313

312.832.4500 TEL

312.832.4700 FAX

foley.com

WRITER’S DIRECT LINE

312.832.5178

pdaugherty@foley.com EMAIL

CLIENT/MATTER NUMBER

058081-0141

BY EDGAR

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	CurrencyShares Chinese Renminbi Trust
Registration Statement on Form S-1 (File No. 333-174640)

Dear Mr. Dang:

On behalf of CurrencyShares® Chinese Renminbi Trust (the “Trust”), enclosed for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) is Amendment No. 1 to the Trust’s Registration Statement on Form S-1 (Registration No. 333-174640) (the “Registration Statement”), originally filed with the Commission on June 1, 2011. An electronic version of Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses to the comments in the Staff’s letter to the Trust, dated June 28, 2011, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type below.

General

Comment No. 1

Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Duc Dang

July 26, 2011

Response:

The Trust anticipates the use of only one graphic, which is located at the top of the outside front cover page of the prospectus — the Chinese Renminbi “FXCH” logo.

Comment No. 2

Please provide us with copies of the relevant portions of any study, report or book that you cite or on which you rely as well as the sources for the charts presented. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. For example only, we note the use of third party data in the following sections of your prospectus: “Overview of the Foreign Exchange Industry” and “The Chinese Renminbi.”

Response:

Copies of relevant portions of the studies, reports and books that the Trust cited or relied upon, marked to specifically indentify the portions that support the Trust’s disclosure in “Overview of the Foreign Exchange Industry” and “The Chinese Renminbi,” are being provided to you supplementally pursuant to Rule 418 under the Securities Act of 1933, as amended. Amendment No. 1 identifies the source of each chart provided under “The Chinese Renminbi.” The industry reports and studies relied upon by the Trust are publicly available and not prepared for the Trust, and the Trust did not compensate the party that prepared the reports or studies.

Comment No. 3

Please revise the prospectus to include an organizational chart that shows the relationships between the trust and the various entities that will provide services to the trust or advise us why such revision is not necessary.

Response:

An organizational chart that shows the relationships between the Trust and the various entities that will provide services to the Trust has been included in “CurrencyShares Chinese Renminbi Trust Organizational Chart” on page 26 of Amendment No. 1.

Comment No. 4

Please add a section to discuss your related party transactions in accordance with Item 404 of Regulation S-K.

Mr. Duc Dang

July 26, 2011

Response:

In response to this comment, the Trust has added the following new section and disclosure to page 25 of Amendment No. 1:

“Related Party Transaction

The Sponsor and the Trust are both parties to the Depositary Trust Agreement. Under the Depositary Trust Agreement, the Trust is obligated to pay the Sponsor, monthly in arrears, a fee that accrues daily at an annual nominal rate of 0.40% of the Chinese Renminbi in the Trust. For further information about the Depositary Trust Agreement, see “Description of the Depositary Trust Agreement.””

Table of Contents, page i

Comment No. 5

Refer to page ii of your prospectus and your statement that “[t]he accuracy, reliability and completeness of this information is not guaranteed .” Please revise to eliminate this apparent disclaimer of your responsibility for material omissions or misstatements in the registration statement.

Response:

The prospectus has been revised on page ii to eliminate the statement quoted by the Staff.

Prospectus Summary, page 1

Comment No. 6

We note the disclosure of the various benefits of investing in the units on page 2. If you choose to retain this disclosure in the prospectus summary, please balance it by discussing how the ratio of Chinese Renminbi to share may decrease due to withdrawals made to pay trust expenses.

Response:

In response to this comment, the Trust has added the following statement to “Investment Attributes of the Trust” on page 2: “[T]he ratio of Chinese Renminbi to Shares may decrease due to withdrawals made to pay Trust expenses in the event that the interest income of the Trust is not sufficient to cover the entirety of the Trust expenses. See “Risk Factors” and “The Depository.”“

Mr. Duc Dang

July 26, 2011

Trust Expenses, page 5

Comment No. 7

Please disclose the amount of costs incurred by the Sponsor for the Trust’s organization and initial sale of shares. Please tell us and disclose to clarify whether the Trust is required to reimburse the Sponsor for such costs and your accounting policy for these expenses.

Response:

The Trust advises the Staff that the amount of costs incurred by the Sponsor for the Trust’s organization and initial sale of Shares cannot be disclosed currently but will be disclosed in a subsequent pre-effective amendment to the Registration Statement. This is because the amount of such costs will be unknown until the completion of the seed audit, which will occur immediately prior to launch. The Trust advises the Staff that the costs incurred by the Sponsor for the Trust’s organization and initial sale of Shares will be (a) the legal expenses incurred to organize the Trust, (b) the cost of registering the Shares and (c) the expense of the seed audit. Further, the Trust is not required to reimburse the Sponsor for these costs, and the Trust has disclosed that fact in “Expenses of the Trust” on page 36 of Amendment No. 1. Because these costs are not reimbursed, there is no accounting policy covering them. For a description of the Sponsor’s expenses that are reimbursable by the Trust in addition to the Sponsor’s fee, see page 36 of Amendment No. 1.

Trust Expenses, page 19

Comment No. 8

Please tell us how you determined the annual fee on a $10,000 investment would be $40 based on an annual Sponsor’s fee of 0.50%. Also, on page 23, we note that the depository “may” pay interest on your primary account. Considering the interest is needed to cover the trusts expenses, please revise to clarify whether you would change depository in order to prevent your shareholders from experiencing dilution.

Mr. Duc Dang

July 26, 2011

Response:

The annual Sponsor’s fee has been revised throughout Amendment No. 1 to refer to “0.40%” rather than “0.50%.” Under “The Depository” on page 25, Amendment No. 1 now states, “If the Depository does not pay interest on the primary deposit account, the Trust may be required to utilize the principal in the account to cover its expenses, which would lead to dilution for the Shareholders. The Sponsor does not contemplate changing depositories in order to prevent Shareholders from experiencing dilution of the amount of Chinese Renminbi composing a Share, as the inconvenience to Authorized Participants that deliver currency to and receive currency from the present depository would be considerable and, in the experience of the Sponsor, other depositories are unlikely to be able to pay interest at an increased rate on a consistent basis so as to prevent such dilution.”

Comment No. 9

Please revise to elaborate on the situations where you would incur expenses in USD.

Response:

The Trust has included an example in “Trust Expenses” on page 21 of where it may incur expenses in USD, as follows:

“An example of when the Trust may incur expenses in USD would be in the unanticipated instance where the Sponsor determines that it will resign, thereby terminating the Trust, and the Trust then undertakes an orderly dissolution, all due to changes or restrictions imposed by the Chinese government requiring reversion of Chinese Renminbi into USD.”

Creation and Redemption of Shares, page 25

Comment No. 10

Please clarify that unless your expenses exceed interest earned in your primary account, the creation or redemption of baskets should be based on a ratio of 500 Chinese Renminbi to one share, if true.

Response:

See page 29 of Amendment No. 1, which states, “Unless the Trust’s expenses exceed the amount of interest received in the primary account, the creation or redemption of Baskets should be based on a ratio of 500 Chinese Renminbi to one Share.”

Mr. Duc Dang

July 26, 2011

Suspension or rejection of redemption orders, page 29

Comment No. 11

You have only discussed rejections in this subsection. Please also disclose if the trustee can suspend redemptions and, if so, describe the circumstances under which such suspension may occur as well as how such event would impact your share price.

Response:

See page 32 of Amendment No. 1, which states: “The Trustee may suspend redemption orders if the Trust holds surplus property that has not been distributed in accordance with the Depositary Trust Agreement, the Depository is unable to process withdrawal instructions or the Sponsor determines, in its sole discretion, that a suspension is necessary or desirable. Suspension of redemption orders at any time and for any reason may well have adverse effects on the market for and market price of the Shares.”

Comment No. 12

Please discuss how the variable fee is determined.

Response:

The following addition has been made to “Redemption Procedures” on page 32 of Amendment No. 1 to elaborate on how the variable fee is determined: “The variable fee paid to the Sponsor by an Authorized Participant will range from $500 to $2,000 for each creation order or redemption order based on the number of Baskets created or redeemed per order, as set forth in the Participant Agreement.”

Financial Statements, page F-l

General

Comment No. 13

We note that you have not included financial information within the financial statements of the Trust, although it appears you intend to include such financial statements within a subsequent amendment to your registration statement Please note that we may have additional comments upon the review of such financial statements.

Mr. Duc Dang

July 26, 2011

Response:

The Trust confirms that the Staff is correct in inferring that the financial information called for by the financial statements of the Trust will be included in a subsequent pre-effective amendment to the Registration Statement. Such financial information will be available following the seeding of the Trust and in connection with the seed audit referred to above.

Form of Statement of Financial Condition, page F-3

Comment No. 14

Please clarify within your statement of financial condition to indicate how you will present your Redeemable Capital Shares (i.e., whether or not such shares will be a component of Stockholders’ equity), and the basis for such presentation.

As the Shares of the Trust are redeemable at the option of the Authorized Participants only in Baskets, the Trust will classify the Shares as Redeemable Shares on the Statements of Condition. The Redeemable Shares are recorded at the redemption value, which represents the maximum obligation at the balance sheet date.

The Trust has revised its Statement of Condition in Amendment No. 1 to include “Redeemable Capital Shares” as part of the section subheading describing the Liabilities, Redeemable Capital Shares and Shareholders’ Equity.

Notes to Financial Statement, page F-4

2. Significant Accounting Policies, page F-4

C. Foreign Currency Translation, page F-4

Comment No. 15

Please note that the FASB Accounting Standards Codification became effective on July 1, 2009, As a result, all non-SEC accounting and financial reporting standards have been superseded. In your amended registration statement, please revise any references to accounting standards accordingly.

Response:

The Trust has updated all references to accounting standards in the Registration Statement to conform to the FASB Accounting Standards Codification that became effective on July 1, 2009.

Mr. Duc Dang

July 26, 2011

Item 16. Exhibits and Financial Statement Schedules, page II-2

Comment No. 16

Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Response:

The Trust has included new exhibits in Amendment No. 1, including drafts of the legality and tax opinions.

**********

As mentioned above, the Trust expects to file another pre-effective amendment to the Registration Statement to give effect to the seeding of the Trust and the seed audit. After the Staff has indicated that it is satisfied with the responses to all outstanding comments, the Trust will request acceleration of the effective date of the Registration Statement as then amended by furnishing a written acceleration request to the Staff (the “Acceleration Request”). The Acceleration Request will include the acknowledgments by the Trust stipulated in the Staff’s letter to the Trust dated June 28, 2011.

If you have any questions regarding any of the responses in this letter, please call me at (312) 832-5178. In my absence, please contact Jacob Babcock at (312) 832-4373.

Respectfully submitted,

/s/ Patrick Daugherty
Patrick Daugherty

cc:	Nickolaos Bonos
Kevin Farragher
Jacob Babcock, Esq.